FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☑

Gemplus full year 2004 results reflect strong progress

Full year 2004 highlights:

•	Vigorous revenue growth throughout the year, driven by Wireless and the EMV ramp-up: +15.5% to 865 million euros.

•	Strong improvement in operating income, before restructuring and goodwill, at 41.9 million euros, driven by good overall Company performance.

•	Return to net profit, at 4.7 million euros.

Fourth quarter 2004 highlights:

•	Substantial progress in operating income, before restructuring and goodwill, at 18.1 million euros.

•	Strong cash flow, excluding non-recurring items.

Luxembourg, February 9, 2005 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the fourth quarter and full year ended December 31, 2004.

			Year-on-year			Year-on-year
In millions of euros	Q4 2004	Q4 2003	change	FY 2004	FY 2003	change
Net sales	242.5	232.6	+4.3%	865.0	749.2	+15.5%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+8.7%			+20.4%
Gross profit	77.3	67.4	+14.6%	270.5	207.3	+30.5%
Gross margin as a % of sales	31.9%	29.0%	+2.9 ppts	31.3%	27.7%	+3.6 ppts
Operating income before restructuring and goodwill	18.1	1.8	NM	41.9	-39.5	NM
Net income (loss)[1]	11.8	-27.8	NM	4.7	-161.1	NM

Cash and cash equivalents	388.4	390.7	-0.6%	388.4	390.7	-0.6%

	Per share data (in euros)
Earnings (loss) per share (fully diluted)	0.02	-0.05	NM	0.01	-0.27	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the fourth quarter 2004, Alex Mandl, President and Chief Executive Officer, said: “2004 was a year of very good progress for Gemplus: we took advantage of strong demand in all of our core markets to reinforce our leadership, notably in high-end wireless and financial services. At the same time, we strengthened our position in emerging markets and in the ID & Security space, and maintained robust R&D investment to prepare for future opportunities. Furthermore, we are pleased to report again substantial improvement in financial performance.”

[1]	Net Income attributable to Equity Holders

Full Year 2004 financial review

Highlights:

•	Revenue up 15.5% (+20.4% currency adjusted2), sustained in all business units.

•	Strong improvement in operating income, before restructuring and goodwill[3], at 41.9 million euros, driven by good overall Company performance:

•	Gross margin up 3.6 percentage points.

•	Operating expenses, excluding restructuring and goodwill, down 7.3%.

•	Return to net profit, at 4.7 million euros.

			Year-on-year	Adjusted
In millions of euros	FY 2004	FY 2003	change	change[2]
Group revenue	865.0	749.2	+15.5%	+20.4%
Of which Telecom	641.8	542.5	+18.3%	+23.7%
Of which Financial Services	182.2	168.2	+8.4%	+11.6%
Of which ID and Security	41.0	38.5	+6.5%	+11.3%
Gross profit	270.5	207.3	+30.5%	NA
Gross margin as a % of revenue	31.3%	27.7%	+3.6 ppts	NA
Operating expenses excluding restructuring and goodwill	228.6	246.7	-7.3%	NA
Operating income (loss) before restructuring and goodwill	41.9	-39.5	NM	NM
Net income[1] (loss)	4.7	-161.1	NM	NM

On a segment and geographical basis for the full year:

•	Telecom revenue was driven by Wireless. Wireless revenue was up 33.7%, currency adjusted, to 558.5 million euros, confirming the Group’s leading position. Wireless card shipments rose 39.0% to 255.4 million units, driven by strong growth in the Americas and emerging markets in South-East Asia, and solid demand in Europe. The Group’s focus on value creation drove a substantial shift toward high-end cards (including 64kb and above, as well as 3G). Consequently, mix improvement almost offset continuous price pressure. The average selling price declined 2.5%, currency adjusted.

•	Financial Services revenue was driven by the EMV migration, with a massive rollout in the UK and ramp-up in France, Turkey, Mexico, South America and Malaysia. Gemplus shipped 51 million payment microprocessor cards, with revenue up 29% year-on-year.

[2]	Adjusted for currency fluctuations, discontinued operations & acquisitions.
[3]	Operating income (loss) before goodwill amortization and impairment, excluding restructuring expenses, is referred to as operating income (loss) before restructuring and goodwill. Management believes that presentation of this subtotal is helpful in understanding Gemplus’ financial performance. This pro forma measure of performance should be read in conjunction with financial statements prepared under Generally Accepted Accounting Principles.

•	ID and Security revenue was driven by Enterprise Security solutions, particularly in the US and the UK. Gemplus’ strategy of selling subsystems based on software components, value-added services and high-end cards led to a 7.2 percentage point gross margin improvement, with a significant shift in the sales mix.

•	On a geographical basis, revenue from the Americas was up 47.9% and Asia 21.9%, currency adjusted, both driven by the Wireless segment. The EMEA region was up 8.3%, led by Financial Services and, to a lesser extent, Wireless.

Gross margin increased by 3.6 percentage points, mainly driven by a favourable Wireless mix and strong volumes.

Operating expenses, excluding restructuring and goodwill,4 declined 7.3% driven by a reduction in general and administrative expenses, reflecting earlier restructuring and cost cutting measures. Operating expenses represented 26.4% of sales, compared to 32.9% the previous year.

Consequently, operating income before restructuring and goodwill rose substantially to 41.9 million euros, taking the operating margin to 4.8%, before restructuring and goodwill. Including 8.4 million euros of restructuring expenses and 7.7 million euros of goodwill amortization, operating income was 25.8 million euros.

The Company reported positive net income for the first time since 2000, with an increase of 165.8 million euros over last year, driven by a dramatic reduction in non-recurring items and the improvement in operating income.

Despite 82.2 million euros of non-recurring cash outlays, the Company had a negative net cash flow of only 2.3 million euros. These non-recurring outlays included 34.9 million euros related to the tax assessment in France, 25.3 million euros of restructuring and an escrow payment of 22.0 million euros relating to a pending lawsuit5.

Fourth quarter 2004 financial review

•	Income statement

Fourth quarter 2004 highlights:

•	Revenue up 4.3% year-on-year (+8.7% currency adjusted2).

•	Gross margin up 2.9 percentage points year-on-year, reflecting improved performance across all business units.

•	Substantial progress in operating income, before restructuring and goodwill, at 18.1 million euros.

•	Strong net income, at 11.8 million euros.

[4]	Operating expenses, excluding restructuring and goodwill, include research and development expenses, selling and marketing expenses, and general and administrative expenses.
[5]	See press release issued April 26, 2004.

In millions of euros	Q4 2004	Q4 2003	% change
Net sales	242.5	232.6	+4.3%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+8.7%
Gross profit	77.3	67.4	+14.6%
Gross margin as a % of sales	31.9%	29.0%	+2.9 ppts
Operating income (loss) before restructuring and goodwill	18.1	1.8	NM
Net income (loss)[1]	11.8	-27.8	NM
	Per share data (in euros)
Earnings (loss) per share (fully diluted)	0.02	-0.04	NM

Gemplus enjoyed vigorous sales in the fourth quarter, especially in Wireless. On a geographical basis, currency adjusted revenue in the Americas rose 33.1% year-on-year, driven by Wireless, and in Asia by 20.4%, led by Wireless and Financial Services. EMEA6 revenue was down 6.3%, currency adjusted, due to a high comparison basis.

Gross margin was up 2.9 percentage points year-on-year, driven by improvement in product mix, strong volume growth and lower chip purchasing prices offsetting selling price pressure. The Group also benefited from restructuring and further rationalization of the manufacturing cost structure.

Operating expenses, excluding restructuring and goodwill, decreased 9.9% year-on-year, to 59.1 million euros, mostly driven by a reduction in general and administrative expenses. Operating expenses, excluding restructuring and goodwill, represented 24.4% of sales during the fourth quarter, compared to 28.2% a year ago.

As a result, operating income before restructuring and goodwill rose substantially, to 18.1 million euros, taking the operating margin to 7.5%, before restructuring and goodwill. Including 2.0 million euros of goodwill amortization, operating income was 16.3 million euros.

Consequently, net income for the fourth quarter rose to 11.8 million euros.

•	Balance sheet and cash flow statement

Fourth quarter 2004 highlights:

•	Positive free cash flow before non-recurring items[7] of 10.5 million euros, despite a 34.9 million euros cash outlay relating to the tax assessment in France.

•	Strong cash position, at 388.4 million euros.

The Group’s cash position remains strong, down 0.8 million euros compared to September 30, 2004. This change reflects robust operating cash flow, which went primarily to the 34.9 million euros payment of the previously announced tax assessment in France, of which 24 million euros are expected to be recovered before the end of 2007, and restructuring outflows of 3.6 million euros.

[6]	Europe, Middle-East and Africa
[7]	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

Segment analysis

•	Telecom

Fourth quarter 2004 highlights:

•	Record wireless revenue, at 165.3 million euros.

•	Wireless ASP up 3.7% quarter-on-quarter, currency adjusted, reflecting sharp focus on value creation.

In millions of euros	Q4 2004	Q4 2003	% change
Net sales	187.9	176.3	+6.6%
Adjusted for currency fluctuations, discontinued operations & acquisitions			+11.3%
Gross profit	64.3	57.6	+11.6%
Gross margin as a % of sales	34.2%	32.7%	+1.5 ppts

Revenue reflects the strong performance of Wireless:

•	Wireless products & services revenue[8] was up 9.3% year-on-year (+14.2%, currency adjusted, even taking into account high fourth quarter 2003 sales) to 165.3 million euros.

•	Fourth quarter Wireless shipments grew 28.3% year-on-year, to 75.0 million units. Sales were particularly strong in the Americas, driven by subscriber growth in Latin America and by the rapid migration to GSM technology in the US. The Americas region accounted for close to one third of total fourth quarter shipments.

•	The Wireless mix improved substantially in all regions reflecting the Group’s sharp focus on value creation. High-end card shipments (including 64kb and above, as well as 3G) accounted for 46.9% of the fourth quarter total, compared to 29.9% in the third quarter. 3G cards made particularly good progress, with 49% growth quarter-on-quarter.

•	Wireless average selling price (ASP) was up 3.7% quarter-on-quarter but down 10.5% year-on-year, both currency adjusted. Strong mix improvement fully offset price pressures, quarter-on-quarter.

[8]	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

•	Financial Services

Fourth quarter 2004 highlights:

•	The EMV[9] roll-out gained further momentum in France, Turkey, Malaysia and Mexico.

In millions of euros	Q4 2004	Q4 2003	% change
Net sales	44.2	45.2	-2.3%
Adjusted for currency fluctuations, discontinued operations & acquisitions			+1.2%
Gross profit	9.7	7.2	+34.3%
Gross margin as a % of sales	21.9%	15.9%	+6.0 ppts

Revenue was stable year-on-year, driven by EMV roll-out but offset by cannibalization of other payment and conventional cards. Payment microprocessor card revenue rose 12% year-on-year.

•	Identity and Security

Fourth quarter 2004 highlights:

•	Good progress in Enterprise Security projects.

In millions of euros	Q4 2004	Q4 2003	% change
Net sales	10.4	11.1	-6.0%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-0.8%
Gross profit	3.3	2.6	+27.2%
Gross margin as a % of sales	31.5%	23.3%	+8.2 ppts

Revenue was stable, with a strong increase in Enterprise Security projects. In addition, the customer base was broader than in the quarter a year ago, which was heavily weighted with a single national ID project.

Outlook

The Group continues to see strong momentum in its core markets and will maintain its focus on cost efficiency. The Company’s financial performance is, therefore, expected to improve in 2005, benefiting from favorable market trends, notwithstanding continuous selling price pressure.

The impact of the non-cash expensing of stock options previously granted is estimated at 3.5 million euros. Operating income before restructuring and goodwill could further be impacted in 2005 by potentially adverse currency fluctuations.

All together, Gemplus is confident in its ability to further clearly improve its operating income before restructuring and goodwill in 2005.

The Group is well on its way to realize its mid-term objective to achieve 10% operating margin in 2007.

[9]	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa for the migration of bank cards to smart card technology.

Full Year 2004 Business Highlights

•	Telecom

Leader in creating value through the SIM

In 2004, Gemplus continued to deliver complete solutions in order to generate greater value through the SIM, the unique relationship tool between the operator and their customer. This strategy enabled the Group to maintain its leading position within advanced 3G markets. One in two USIMs in the field was made by Gemplus, and the Company continues to deploy innovative services such as high speed SIM data download with “3” in Hong Kong and mobile proximity payment capabilities for SK Telecom’s 3G Moneta service.

On the software front, Gemplus again reinforced its leadership with over 135 active OTA platforms installed in the field, offering a range of operator and end-user centric applications, such as device management, service management, application download and dynamic menu upgrade. Interest was strong in emerging countries in regions such as Latin America, South East Asia and the Middle East, for example STC (Saudi Telecom Company) remotely updating 6.3 million cards with a new panel of services loaded into the SIM.

Lastly, Gemplus came out in first place in an independent survey interviewing over 40 mobile network operators. In eight categories, Gemplus came first in five, which shows the faith that our clients place in us (Source: Frost & Sullivan 2005).

•	Financial Services

Gemplus was the first to produce personalized EMV payment cards for the French market in 2004. During the course of the year, Gemplus broadened its customer base, particularly in Eastern Europe, Turkey, Russia, Thailand and Malaysia.

Customer base expansion came from 2 main areas — countries with existing clients embarking on renewing cards and existing contracts, and countries where Gemplus has a commercial presence, in line with its strategy of maintaining a strong local contact with customers. In Thailand, Gemplus was selected by Bangkok Bank for the first EMV consulting services project.

Gemplus also launched a new product, delivered to MasterCard. This is the first OneSMART PayPass card, offering both contact and contactless payment transactions. Contactless smartcard payment solutions are expected to drive a significant portion of the future payment market.

•	Identity and Security

2004 saw an increase in the demand for National ID programs. Gemplus was present in this market in many countries, such as Oman, the United Arab Emirates and India.

In Enterprise security, Gemplus saw a strong growth in the market for smart card-based identity management in both the private and public sector. As a result, Gemplus’ “SafesITe” solution is currently being deployed for large enterprise security programs, including Boeing and Pfizer. Gemplus also received the first volume order for 64K cards from the U.S. Federal Government and was selected as a primary sub-contractor by BearingPoint, Inc. for the Transportation Security Administration’s (TSA) Transportation Worker Identification Credential (TWIC) Phase III implementation.

Earnings calendar

First quarter 2005 results are scheduled to be reported on April 25, 2005, before the opening of Euronext Paris.

Conference Call:

The company has scheduled a conference call for Wednesday, 9 February 2004 at 3:00 pm CET (2:00 pm London time and 9:00 am New-York time). Callers may participate in the live conference call by dialing:

+44 (0) 207 984 7572 or +1 718 354 1171, access code 5649192.

The slide show will be available on the web site at 12:30 CET (11:30 London time). The webcast will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available approximately 5 hours after the conclusion of the conference call until February 23, 2005 midnight by dialing:

+44 (0) 207 984 7578 or +1 718 354 11 12, access Code: 5649192#.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 5 billion smart cards.

With security at its core, and 2400 patents produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2004 was 865 million euros.

www.gemplus.com

For more information:

Press Gemplus Jane Strachey Tel: +33 (0) 4 42 36 46 61 Mob: +33 (0) 6 79 46 35 93 Email: jane.strachey@gemplus.com	Investor Relations Gemplus Celine Berthier Tel: +41 (0) 22 544 5054 Email: celine.berthier@gemplus.com

Edelman Stephen Benzikie Tel: +44 (0) 207 344 1325 Mob: +44 (0) 774 003 8929 Email: stephen.benzikie@edelman.com	Fineo Tel: +33 (0) 1 56 33 32 31 Email: investors@gemplus.com

©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

Gemplus International SA

Financial statements

For the quarterly period ended December 31, 2004

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

Condensed Consolidated Statements of Income

	(In thousands of euros, except share and per share data)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Net sales	242,542	232,609	865,034	749,203
Cost of sales	(165,278)	(165,215)	(594,533)	(541,947)

Gross Profit	77,264	67,394	270,501	207,256

Research and development expenses	(14,893)	(16,244)	(62,592)	(69,223)
Selling and marketing expenses	(27,129)	(26,489)	(101,493)	(100,181)
General and administrative expenses	(17,098)	(22,906)	(64,509)	(77,317)
Restructuring expenses	227	(9,272)	(8,384)	(61,973)

Operating income (loss) before goodwill amortization and impairment	18,371	(7,517)	33,523	(101,438)

Goodwill amortization and impairment	(1,970)	(1,915)	(7,718)	(33,051)

Operating income (loss)	16,401	(9,432)	25,805	(134,489)

Financial income (expense), net	1,364	1,221	5,653	8,204
Other income (expense), net	(3,283)	(8,597)	(13,831)	(20,149)

Income (loss) before taxes	14,482	(16,808)	17,627	(146,434)

Income taxes provision	(2,676)	(10,957)	(12,953)	(14,673)

Net income/(loss)	11,806	(27,765)	4,674	(161,107)

Net loss per share
Basic	0.02	(0.05)	0.01	(0.27)
Diluted	0.02	(0.05)	0.01	(0.27)

Shares used in net loss per share calculation
Basic	606,933,869	605,681,803	606,672,060	605,658,965
Diluted	618,170,575	605,681,803	619,022,472	605,658,965

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

Condensed Consolidated Balance Sheets

	(in thousands of euros)
	December 31,	December 31,
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	388,430	390,684
Trade accounts receivable, net	148,512	154,727
Inventory, net	115,610	98,673
Other current assets	99,547	82,675
Total current assets	752,099	726,759

Non-current assets:
Property, plant and equipment, net	148,916	175,706
Goodwill, net	28,197	37,727
Other non-current assets	95,967	113,047
Total non-current assets	273,080	326,480

Total assets	1,025,179	1,053,239

Liabilities
Current liabilities:
Accounts payable	94,025	95,582
Accrued liabilities and other	131,124	135,505
Current obligations under capital leases	6,005	5,928
Total current liabilities	231,154	237,015

Non-current liabilities:
Long-term obligations under capital leases	33,663	38,893
Other non-current liabilities	39,049	70,246
Total non-current liabilities	72,712	109,139

Minority interest	10,701	12,073

Shareholders’ equity:
Ordinaryshares	128,642	127,889
Paid in capital	1,031,558	1,028,849
Retained earnings	(459,560)	(464,221)
Other comprehensive income	11,957	4,570
Less, cost of treasury shares	(1,985)	(2,075)
Total shareholders’ equity	710,612	695,012

Total liabilities and shareholders’ equity	1,025,179	1,053,239

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)
	Twelve months ended
	December 31,
	2004	2003
	(unaudited)
Cash flows from operating activities:

Net income / (loss)	4,674	(161,107)
Depreciation and amortization	56,691	95,071
Loss on sale and disposals of assets	4,067	2,005
Other adjustments to reconcile net income to net cash from operating activities	(20,597)	34,960

Change in trade accounts receivable and related accounts	(2,962)	(12,292)
Change in trade accounts payable and related accounts	20,774	32,485
Change in inventories	(19,466)	(9,189)
Other changes in operating activities	31,479	9,981
Reduction of workforce and other exit costs, provision	6,983	54,924
Reduction of workforce and other exit costs, cash outflow	(25,290)	(56,951)
Restricted cash on litigation	(28,018)	—

Net cash (used in) from operating activities	28,335	(10,113)

Cash flows from investing activities:

Sale / (Purchase) of activities net of cash disposed / (acquired)	—	114
Purchase of property, plant and equipment	(22,888)	(15,237)
Other changes in investing activities	(4,542)	(1,557)

Net cash used in investing activities	(27,430)	(16,680)

Cash flows from financing activities:

Proceeds from sales-leaseback operations	956	—
Other changes in financing activities	(4,323)	(6,336)

Net cash used in financing activities	(3,367)	(6,336)

Effect of exchange rate changes on cash	208	6,586
Net decrease in cash and cash equivalents	(2,462)	(33,128)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	388,430	390,684

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

1)	Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2)	Business segment reporting

Fourth Quarter 2004 Compared with Fourth Quarter 2003

Net sales

	Three months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Telecommunications	187.9	176.3	7%
Financial Services	44.2	45.2	(2%)
Identity and Security.	10.4	11.1	(6%)
Total	242.5	232.6	4%

Gross profit

	Three months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Telecommunications	64.3	57.6	12%
Financial Services	9.7	7.2	34%
Identity and Security.	3.3	2.6	27%
Total	77.3	67.4	15%

Twelve Months 2004 Compared with twelve Months 2003

Net sales

	Twelve months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Telecommunications	641.8	542.5	18%
Financial Services	182.2	168.2	8%
Identity and Security.	41.1	38.5	7%
Total	865.0	749.2	15%

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

Gross profit

	Twelve months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Telecommunications	220.8	166.8	32%
Financial Services	37.7	32.0	18%
Identity and Security.	12.0	8.5	41%
Total	270.5	207.3	30%

3)	Geographic reporting

Fourth Quarter 2004 Compared with Fourth Quarter 2003

Net sales

	Three months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Europe, Middle East and Africa	122.2	130.4	(6%)
Asia	73.8	60.7	22%
Americas	46.5	41.5	12%
Total	242.5	232.6	4%

Twelve Months 2004 Compared with twelve Months 2003

Net sales

	Twelve months ended
	December 31,
	2004	2003	% change
	(Millions of euros)
Europe, Middle East and Africa	443.1	407.7	9%
Asia	227.6	169.6	34%
Americas	194.3	171.9	13%
Total	865.0	749.2	15%

Gemplus International SA GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended December 31, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: 10 February, 2005	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer